Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: August 26, 2014

The following news release was issued by Chiquita on August 26, 2014, in accordance with Rule 8.1 of the Irish Takeover Panel Act.

News Release

CONTACTS: Steve Himes, 980-636-5636, shimes@chiquita.com, (Investors and Analysts)

Ed Loyd, 980-636-5145, eloyd@chiquita.com, (Media)

Chiquita Brands Provides Rule 8.1 Announcement –

Executive Officers Acquire Shares of Chiquita Stock

CHARLOTTE – August 26, 2014 - Chiquita Brands International, Inc. (NYSE: CQB) today announced in accordance with Rule 8.1 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013, that as of August 23, 2014, Brian W. Kocher, its Executive Vice President and Chief Operating Officer, acquired 7,447 shares; Kevin R. Holland, its Executive Vice President and Chief People Officer acquired 6,324 shares; Manuel Rodriguez, its Executive Vice President, Government and International Affairs and Corporate Responsibility Officer acquired 1,972 shares; and James E. Thompson, its Executive Vice President, General Counsel and Secretary acquired 5,368 shares. These shares were acquired upon the vesting, in the ordinary course, of restricted stock units held by each executive officer named above. Of this amount a total of 1,114 shares were sold on behalf of Mr. Kocher, 285 shares were sold on behalf of Mr. Rodriguez and 803 shares were sold on behalf of Mr. Thompson to provide, on an estimated basis, the cash necessary to pay any remaining taxes owed as a result of the units vesting. Such sales were effected pursuant to arrangements (i.e., Rule 10b5-1 plans under US law) previously put in place by such officers for such purpose.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes plc, a public limited company organized under the laws of Ireland (“Fyffes”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED AND WILL BE FILED WITH THE SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed the mailing to their respective shareholders (and to Fyffes share option holders for information only) of the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

ABOUT CHIQUITA BRANDS INTERNATIONAL, INC.

Chiquita Brands International, Inc. (NYSE: CQB) is a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads and other fruits to healthy snacking products. The company markets its healthy, fresh products under the Chiquita® and Fresh Express® premium brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. For more information, please visit the corporate web site at www.chiquita.com.

# #

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APPENDIX 3

DISCLOSURE FORMS

FORM 8.1(a)&(b)(i)

IRISH TAKEOVER PANEL

DISCLOSURE UNDER RULE 8.1(a) AND (b)(i) OF THE IRISH TAKEOVER PANEL

ACT, 1997, TAKEOVER RULES, 2013

DEALINGS BY OFFERORS, OFFEREES OR PARTIES ACTING IN CONCERT WITH THEM FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

1.	KEY INFORMATION

Name of person dealing (Note 1)	Brian W. Kocher

Company dealt in	Chiquita Brands International, Inc.

Class of relevant security to which the	Common shares, par value $0.01 per share
dealings being disclosed relate (Note 2)

Date of dealing	23 August 2014

2.	INTERESTS AND SHORT POSITIONS

(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number	(%)
(1) Relevant securities	103,745 Common Shares
0.22%

(2) Derivatives (other than options)	N/A

(3) Options and agreements to purchase/sell	135,150 Restricted Stock Units
under Chiquita Share Plans
0.29%
Total	238,895
0.51%

(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3) N/A

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

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3.	DEALINGS (Note 4)

(a)	Purchases and sales

Purchase/sale	Number of relevant securities	Price per unit (Note 5)

Sale by Chiquita Brands International Inc. to pay tax pursuant to standing arrangements following vesting of Common Shares as described at 3(d) below.	1,114	$14.10

(b)	Derivatives transactions (other than options transactions)

Product name,	Nature of transaction	Number of relevant securities	Price per unit
e.g. CFD	(Note 6)	(Note 7)	(Note 5)

(c)	Options transactions in respect of existing relevant securities

(i)	Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of securities	Exercise	Type, e.g.	Expiry	Option money
e.g. call option	purchasing,	to which the option	price	American,	date	paid/received
	varying etc.	relates (Note 7)		European etc.		per unit (Note 5)

(ii)	Exercising

Product name,	Number of securities	Exercise price per
e.g. call option		unit (Note 5)

(d)	Other dealings (including transactions in respect of new securities) (Note 4)

Nature of transaction	Details	Price per unit
(Note 8)		(if applicable) (Note 5)

Vesting of restricted	7,447 Common Shares were issued to Mr	$0.00
stock units	Kocher upon the vesting, in the ordinary
	course, of restricted stock units, held by
	him, of which 1,114 Common Shares
	were sold on 25 August 2014 (as
	disclosed at 3(a) above), to provide, on an
	estimated basis, the cash necessary to
	pay any remaining taxes owed as a result
	of the units vesting. Such sales were
	effected pursuant to arrangements (i.e.,
	Rule 10b5-1 plans under US law)
	previously put in place for such purpose.

Ap11

4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	YES/NO✓

Date of disclosure	25 August 2014

Contact name	James E. Thompson, General Counsel

Telephone number	980-636-5000

Name of offeree/offeror with which	Chiquita Brands International, Inc.
acting in concert

Specify category and nature of	Person who is interested or deals in relevant
securities of an offeror or offeree and has, in
acting in concert status
addition to his or her normal interest as an

investor in securities, an interest or potential
interest, whether commercial, financial or
person, in the outcome of the offer or possible
offer concerned.

Ap9

APPENDIX 3

DISCLOSURE FORMS

FORM 8.1(a)&(b)(i)

IRISH TAKEOVER PANEL

DISCLOSURE UNDER RULE 8.1(a) AND (b)(i) OF THE IRISH TAKEOVER PANEL

ACT, 1997, TAKEOVER RULES, 2013

DEALINGS BY OFFERORS, OFFEREES OR PARTIES ACTING IN CONCERT WITH THEM FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

1.	KEY INFORMATION

Name of person dealing (Note 1)	Kevin R. Holland

Company dealt in	Chiquita Brands International, Inc.

Class of relevant security to which the	Common shares, par value $0.01 per share
dealings being disclosed relate (Note 2)

Date of dealing	23 August 2014

2.	INTERESTS AND SHORT POSITIONS

(c)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number	(%)
(1) Relevant securities	126,608
	Common Shares
	0.27%

	3,234 share equivalents held in the Common Stock Fund of the Chiquita
	401(k) Plan 0.007%
(2) Derivatives (other than options)	N/A

(3) Options and agreements to purchase/sell	70,748
	Restricted Stock Units
	under Chiquita Share
	Plans 0.15%

Total	200,590
	0.43%

(d)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3) N/A

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

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3.	DEALINGS (Note 4)

(e)	Purchases and sales

Purchase/sale	Number of relevant securities	Price per unit (Note 5)

(f)	Derivatives transactions (other than options transactions)

Product name,	Nature of transaction	Number of relevant securities	Price per unit
e.g. CFD	(Note 6)	(Note 7)	(Note 5)

(g)	Options transactions in respect of existing relevant securities

(iii)	Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of securities	Exercise	Type, e.g.	Expiry	Option money
e.g. call option	purchasing,	to which the option	price	American,	date	paid/received
	varying etc.	relates (Note 7)		European etc.		per unit (Note 5)

(iv)	Exercising

Product name,	Number of securities	Exercise price per
e.g. call option		unit (Note 5)

(h)	Other dealings (including transactions in respect of new securities) (Note 4)

Nature of transaction	Details	Price per unit
(Note 8)		(if applicable) (Note 5)

Vesting of restricted	6,234 Common Shares were issued to Mr	$0.00
stock units	Holland upon the vesting, in the ordinary
	course, of restricted stock units, held by
	him.

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4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	YES/NO✓

Date of disclosure	25 August 2014

Contact name	James E. Thompson, General Counsel

Telephone number	980-636-5000

Name of offeree/offeror with which	Chiquita Brands International, Inc.
acting in concert

Specify category and nature of	Person who is interested or deals in relevant
securities of an offeror or offeree and has, in
acting in concert status
addition to his or her normal interest as an

investor in securities, an interest or potential
interest, whether commercial, financial or
person, in the outcome of the offer or possible
offer concerned.

Ap9

APPENDIX 3

DISCLOSURE FORMS

FORM 8.1(a)&(b)(i)

IRISH TAKEOVER PANEL

DISCLOSURE UNDER RULE 8.1(a) AND (b)(i) OF THE IRISH TAKEOVER PANEL

ACT, 1997, TAKEOVER RULES, 2013

DEALINGS BY OFFERORS, OFFEREES OR PARTIES ACTING IN CONCERT WITH THEM FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

1.	KEY INFORMATION

Name of person dealing (Note 1)	Manuel Rodriguez

Company dealt in	Chiquita Brands International, Inc.

Class of relevant security to which the	Common shares, par value $0.01 per share
dealings being disclosed relate (Note 2)

Date of dealing	23 August 2014

2.	INTERESTS AND SHORT POSITIONS

(e)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number	(%)
(1) Relevant securities	57,888
	Common Shares
	0.12%

	109 share equivalents held
	in the Common Stock Fund
	of the Chiquita 401(k) Plan
	0.00023%

(2) Derivatives (other than options)	N/A

(3) Options and agreements to purchase/sell	24,550 Restricted Stock Units
	under Chiquita Share Plans
	0.052%
Total	82,547
	0.18%

(f)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3) N/A

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

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3.	DEALINGS (Note 4)

(i)	Purchases and sales

Purchase/sale	Number of relevant securities	Price per unit (Note 5)

Sale by Chiquita Brands	285	$14.13
International Inc. to pay tax
pursuant to standing
arrangements following
vesting of Common Shares
as described at 3(d) below.

(j)	Derivatives transactions (other than options transactions)

Product name,	Nature of transaction	Number of relevant securities	Price per unit
e.g. CFD	(Note 6)	(Note 7)	(Note 5)

(k)	Options transactions in respect of existing relevant securities

(v)	Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of securities	Exercise	Type, e.g.	Expiry	Option money
e.g. call option	purchasing,	to which the option	price	American,	date	paid/received
	varying etc.	relates (Note 7)		European etc.		per unit (Note 5)

(vi)	Exercising

Product name,	Number of securities	Exercise price per
e.g. call option		unit (Note 5)

(l)	Other dealings (including transactions in respect of new securities) (Note 4)

Nature of transaction	Details	Price per unit
(Note 8)		(if applicable) (Note 5)

Vesting of restricted	1,972 Common Shares were issued to Mr	$0.00
stock units	Rodriguez upon the vesting, in the
	ordinary course, of restricted stock units,
	held by him, of which 285 Common
	Shares were sold on 25 August 2014 (as
	disclosed at 3(a) above), to provide, on an
	estimated basis, the cash necessary to
	pay any remaining taxes owed as a result
	of the units vesting. Such sales were
	effected pursuant to arrangements (i.e.,
	Rule 10b5-1 plans under US law)
	previously put in place for such purpose.

Ap11

4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	YES/NO✓

Date of disclosure	25 August 2014

Contact name	James E. Thompson, General Counsel

Telephone number	980-636-5000

Name of offeree/offeror with which	Chiquita Brands International, Inc.
acting in concert

Specify category and nature of	Person who is interested or deals in relevant
securities of an offeror or offeree and has, in
acting in concert status
addition to his or her normal interest as an

investor in securities, an interest or potential
interest, whether commercial, financial or
person, in the outcome of the offer or possible
offer concerned.

Ap9

APPENDIX 3

DISCLOSURE FORMS

FORM 8.1(a)&(b)(i)

IRISH TAKEOVER PANEL

DISCLOSURE UNDER RULE 8.1(a) AND (b)(i) OF THE IRISH TAKEOVER PANEL

ACT, 1997, TAKEOVER RULES, 2013

DEALINGS BY OFFERORS, OFFEREES OR PARTIES ACTING IN CONCERT WITH THEM FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

1.	KEY INFORMATION

Name of person dealing (Note 1)	James E. Thompson

Company dealt in	Chiquita Brands International, Inc.

Class of relevant security to which the	Common shares, par value $0.01 per share
dealings being disclosed relate (Note 2)

Date of dealing	25 August 2014

2.	INTERESTS AND SHORT POSITIONS

(g)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number	(%)
(1) Relevant securities	103,666 Common Shares
0.22%

(2) Derivatives (other than options)	N/A

(3) Options and agreements to purchase/sell	67,031 Restricted Stock Units
under Chiquita Share Plans
0.14%

Total	170,697
0.36%

(h)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3) N/A

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

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3.	DEALINGS (Note 4)

(m)	Purchases and sales

Purchase/sale	Number of relevant securities	Price per unit (Note 5)

Sale by Chiquita Brands	803	$14.10
International Inc. to pay tax
pursuant to standing
arrangements following
vesting of Common Shares
as described at 3(d) below

(n)	Derivatives transactions (other than options transactions)

Product name,	Nature of transaction	Number of relevant securities	Price per unit
e.g. CFD	(Note 6)	(Note 7)	(Note 5)

(o)	Options transactions in respect of existing relevant securities (vii) Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of securities	Exercise	Type, e.g.	Expiry	Option money
e.g. call option	purchasing,	to which the option	price	American,	date	paid/received
	varying etc.	relates (Note 7)		European etc.		per unit (Note 5)

(viii)	Exercising

Product name,	Number of securities	Exercise price per
e.g. call option		unit (Note 5)

(p)	Other dealings (including transactions in respect of new securities) (Note 4)

Nature of transaction	Details	Price per unit
(Note 8)		(if applicable) (Note 5)

Vesting of restricted	5,368 Common Shares were issued to Mr.	$0.00
stock units	Thompson upon the vesting, in the
	ordinary course, of restricted stock units,
	held by him, of which 803 Common
	Shares were sold on 25 August 2014(as
	disclosed at 3(a) above), to provide, on an
	estimated basis, the cash necessary to
	pay any remaining taxes owed as a result
	of the units vesting. Such sales were
	effected pursuant to arrangements (i.e.,
	Rule 10b5-1 plans under US law)
	previously put in place for such purpose.

Ap11

4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	YES/NO✓

Date of disclosure	25 August 2014

Contact name	James E. Thompson, General Counsel

Telephone number	980-636-5000

Name of offeree/offeror with which	Chiquita Brands International, Inc.
acting in concert

Specify category and nature of	Person who is interested or deals in relevant
securities of an offeror or offeree and has, in
acting in concert status
addition to his or her normal interest as an

investor in securities, an interest or potential
interest, whether commercial, financial or
person, in the outcome of the offer or possible
offer concerned.